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                                                                    EXHIBIT 2.2

                  AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

         This amendment no. 1 (the "Amendment") to a Stock Purchase Agreement by and among Family Golf Centers, Inc. ("Family Golf"), Eagle Quest Golf Centers (U.S.), Inc. ("Buyer") and Trizechahn (USA) Corporation ("Seller") dated as of November 27, 1998 (the "Stock Purchase Agreement") is dated as of December 2, 1998.

         WHEREAS, the parties entered into the Stock Purchase Agreement as of November 27, 1998; and

         WHEREAS, the Stock Purchase Agreement provides that there is to be an adjustment to the Purchase Price based on Estimated Net Working Capital as of the Effective Date; and

         WHEREAS, based on the Effective Date Financial Statements prepared in connection with the Closing, it has been determined that the Estimated Net Working Capital set forth in the Stock Purchase Agreement should be modified;

         NOW THEREFORE, in consideration of the premises and the mutual promises herein made and in consideration of the representations, warranties and covenants herein contained, the parties hereto, intending to become legally bound, hereby agree as follows:

         1.       The Stock Purchase Agreement is hereby amended as follows:

                  (a) by deleting the definition of Estimated Net Working Capital set forth in Section 1.01 of the Stock Purchase Agreement and replacing it with the following:

                  "Estimated Net Working Capital" means ($561,683).

                  (b) by deleting Section 2.02 in its entirety and replacing it with the following:

                  2.02 Initial Purchase Price. The Buyer shall pay to the Seller at the Closing an amount (the "Initial Purchase Price") equal to (a) Twenty Nine Million Dollars ($29,000,000); less the sum of (b) the Estimated Net Working Capital plus (c) the sum of (i) the outstanding principal balance plus accrued and unpaid interest through the Effective Date under any of the Loans that remains outstanding immediately following the consummation of the Closing; (ii) the outstanding principal balance plus accrued and unpaid interest through the Effective Date under any of the Loans that Buyer repays (or causes SkateNation to repay) simultaneously with the Closing; and (iii) any prepayment or yield maintenance interest or payments (including breakage costs), paid by Buyer or SkateNation to the holder of any Loan in connection with the repayment thereof simultaneously with the Closing, together with interest on the Initial Purchase Price so

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         determined at a rate of 7% per annum from the Effective Date through the Closing. The Initial Purchase Price shall be paid at Closing in cash by wire transfer of immediately available funds to one or more accounts specified by the Seller to the Buyer prior to the Closing Date.

                  (c) by deleting Section 2.06(a) in its entirety and replacing it with the following:

                  (a) Preparation and Delivery of Effective Date Balance Sheet and Net Working Capital Schedule. Within 60 days after the Closing Date, the Seller shall prepare and deliver to the Buyer and to the Buyer's Auditors (i) an audited consolidated balance sheet of SkateNation and its Subsidiaries as of the Effective Date, prepared in accordance with GAAP applied in a manner consistent with the Unaudited Year End Balance Sheet (without giving effect to any election under Section 338(h)(10) of the Code (and any corresponding elections under state, local or foreign tax law) (the "Effective Date Balance Sheet"), and (ii) a schedule (the "Net Working Capital Schedule") setting forth the Seller's calculation of the current assets (including cash and cash equivalents, net accounts receivable, inventory and prepaid expenses, if any and including the cash reserve associated with the Fleet Bank Loan Agreement) minus the sum of (x) current liabilities (including accounts payable and accrued liabilities, construction accounts payable and deferred revenue but excluding (A) the current portion of the Loans (and any reserves that cover any contingent portion of any such Loans) and (B) the current liabilities due to parent) plus (y) deferred revenues that are reflected as long term liabilities of SkateNation and its Subsidiaries on the Effective Date Balance Sheet (the "Net Working Capital"). Net Working Capital shall also exclude the following items: (x) all current liabilities with respect to SkateNation's obligations to
(A) repurchase 550 shares of Class B Common Stock of SkateNation held by Hillgrove under certain circumstances, (B) repay principal plus accrued interest on the two promissory notes due to Hillgrove each in the principal amount of $150,000 dated July 31, 1998 and due July 31, 1999 and July 31, 2000 and (C) make a payment to Hillgrove in respect of the working capital adjustment to purchase price set forth in Section 2.5 of the Agreement dated as of July 23, 1998 between SkateNation and Hillgrove, all of which obligations have been assumed by Seller pursuant to the RMSC Agreement Amendment described in item 4.09 of the Disclosure Schedule; and (y) any reserves for (A) tax audits or withholding tax matters set forth in items 4.12(b) and (c) of the Disclosure Schedule, (B) the Perry/Laughlin Claim and (C) the Employee Claims. The Net Working Capital Schedule and the items that comprise it shall be audited by the Seller's regular outside auditors (the "Seller's Auditors"). The Seller shall deliver (x) with the Effective Date Balance Sheet, an audit opinion of Seller's Auditors and (y) with the Net Working Capital Schedule, a report of the Seller's Auditors that opines on the compliance of the Net Working Capital Schedule with the requirements of this Agreement. The Seller and the Seller's Auditors shall be given access to all books, records and documents and financial staff of SkateNation and its Subsidiaries as they may reasonably request for the purposes of preparing and opining on the Effective Date Balance Sheet and the Net Working Capital Schedule.


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                  (d) by deleting Section 8.02(d) in its entirety and replacing it with the following:

                  (d) In the event the Buyer or Family Golf suffers any Adverse Consequences from or by reason of any of the Glen Allen Lease Claim, the Perry/Laughlin Claim, the Employee Claims or the Hahn Matter (each as defined in the Disclosure Schedule or the supplement thereto), provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 8.04 below before the one year anniversary of the Closing Date, then the Seller agrees to protect, defend, hold harmless and indemnify the Buyer from and against any Adverse Consequences the Buyer shall suffer resulting from any of such claims, including all Adverse Consequences arising out of the enforcement of this Section 8.02.

         2. In all other respects the Stock Purchase Agreement shall remain in full force and effect.

         3. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

         4. All capitalized terms not defined herein shall have the meaning given to them in the Stock Purchase Agreement.

         IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as an instrument under seal on the date first above written.

                                FAMILY GOLF CENTERS, INC.


                                By:  /s/ Robert J. Krause
                                   ----------------------
                                Title:  Robert J. Krause, Senior Vice President


                                EAGLE QUEST GOLF CENTERS (U.S.), INC.


                                By:  /s/ Robert J. Krause
                                   ----------------------
                                Title:  Robert J. Kruase, Senior Vice President

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                                    TRIZECHAHN (USA) CORPORATION


                                    By:  /s/ Peter M. Ballon
                                       ---------------------
                                          Peter M. Ballon, Vice President

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